Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated October 30, 2013

Deutsche Bank
Corporate Banking & Securities

FI Enhanced Global High Yield ETN

The Deutsche Bank FI Enhanced Global High Yield Exchange Traded Notes (the
"securities") offer investors exposure to the leveraged performance of the MSCI
World High Dividend Yield USD Gross Total Return Index (the "Index"), less an investor fee. The Index is designed to reflect the performance of large and mid-cap stocks (excluding REITs) across 24 developed market countries selected from the MSCI World Index on the basis of higher than average dividend yields that are potentially also sustainable and persistent.

The securities rebalance only upon the occurrence of a rebalancing event when the indicative value of the securities decreases below 60% of the current principal amount. If the indicative value of the securities at any time decreases below 40% of the current principal amount, the securities will be automatically redeemed. If an automatic redemption event occurs, you will lose a significant portion or all of your investment in the securities.

Historical Index Performance(1)

[GRAPHIC OMITTED]

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                             MSCI World High Dividend Yield MSCI World TR Net USD
                              USD Gross Total Return Index
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Annualized Returns                         9.7%                       8.6%
Annualized Volatility(2)                  22.2%                      21.1%
Correlation(3) vs MSCI World              95.8%                      100.0%
Returns / Volatility Ratio                 0.44                       0.41

Leverage Feature
The securities offer investors exposure to two times the performance of the
Index, measured from the inception date or the most recent rebalancing date, less an investor fee. Because the securities rebalance only upon the occurrence of a rebalancing event, the effective leveraged participation of the securities in the performance of the Index may differ from the initial leverage factor of
2 and could differ substantially. For example, if you were to purchase the securities for less than the current principal amount at the time you purchased the securities, your effective leverage would be greater than 2. In this scenario, the investor would lose or gain more than 2% of its investment for every 1% change in the level of the Index (as measured from the level of the
Index at the time you purchased the securities).

The rebalancing feature acts to reset the leveraged exposure to the Index to approximately
2 if you purchase the securities on the relevant rebalancing date. It will also have the effect of deleveraging your exposure to the Index if you have purchased the securities prior to the relevant rebalancing date.

Key Features
 ETN Ticker                FIEG
 Index Sponsor             MSCI
 Index Ticker         MHDYWOUG
 Inception Date         10/7/2013
 Index Launch           5/31/2006
 Date
 Investor Fee(4)  Based on both 1.50% +
                  3m USD LIBOR and the
                    index performance
 Initial Leverage            2
 Factor

Index weighting by Sector(5)

Sector                      Weighting
Health Care                     20.9%
Consumer Staples                15.5%
Financials                      11.8%
Energy                          11.7%
Industrials                      8.8%
Utilities                        7.5%
Telecommunications Services      7.3%
Consumer Discretionary           6.7%
Materials                        6.0%
Information Technology           3.8%

Index weighting by Country(5)

Country        Weighting
United States      37.3%
United Kingdom     18.0%
Switzerland        10.5%
Canada              6.4%
Germany             5.3%
Other              22.6%
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1. Source: Bloomberg, from September 30, 2008 to October 28, 2013. Index returns are for illustrative purposes only and do not represent actual performance of the securities. Index performance returns do not reflect the investor fee (or any purchase fee, repurchase fee and/or rebalancing fee) or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an index. Past performance is not indicative of future results.

2. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

3. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

4. The investor fee is calculated as follows: investor fee on the immediately preceding trading day + funding rate x index performance x day count fraction.
The funding rate is initially 1.50% (the "spread") + 3m USD LIBOR. The spread may be increased by the calculation agent by a maximum amount of 0.20% to cover any change in the cost of transacting in the securities comprising the Index on the relevant exchanges that is due to any increase or imposition of financial transactions tax by a relevant taxing authority. In addition to the investor fee, Deutsche Bank Securities Inc. may charge investors a purchase fee of up to
0.10% of the purchase price per security and may also charge a fee of up to
0.10% of the repurchase value for each security that is repurchased.
Furthermore, upon the occurrence of a rebalancing event, investors will incur a fee equal to 0.05% of the current principal amount prior to the reset.

5. Source: MSCI, as of September 30, 2013
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Deutsche Bank
Corporate Banking & Securities

Selected Risk Considerations
An investment in the securities described herein involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in pricing supplement No. 1842. The securities should be used only by knowledgeable investors who understand the potential adverse consequences of seeking long-term leveraged investment results by means of securities that may reset their notional exposure.
Investors should consider the timing of their investment relative to the inception date and any rebalancing date and their investment horizon as well as potential trading costs when evaluating an investment in the securities and should regularly monitor their holdings of the securities to ensure that they remain consistent with their investment strategies.
The Securities May Result in a Loss on an Accelerated Basis: The securities do not guarantee any return of principal. The cash payment, if any, on your securities at maturity, upon repurchase or upon an automatic redemption event will be based on two times the performance of the Index, whether positive or negative, measured from the inception date or the close of trading on the most recent rebalancing date to the relevant valuation date, less an investor fee.
Because your investment in the securities is leveraged, any decrease in the level of the Index may result in a significantly greater decrease in the value of the securities, and you may receive less than your original investment in the securities at maturity, upon repurchase or upon an automatic redemption event.
Credit of Deutsche Bank AG: The securities are senior unsecured obligations of
Deutsche Bank, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on our ability to satisfy our obligations as they become due. As a result, our actual and perceived creditworthiness will affect the market value of the securities and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.
The Effective Leverage Provided by the Securities Depends on the Timing of Your
Investment: Because the securities rebalance only upon the occurrence of a rebalancing event, if you purchase the securities at any time other than at the close of trading on the most recent rebalancing date or the inception date (if no rebalancing event has occurred), the effective leveraged participation of the securities in the performance of the Index will differ from the initial leverage factor of 2 and could differ substantially.
Securities Performance Will Differ From the Point-to-Point Index Performance:
If a rebalancing event occurs, the calculation agent will reduce the current principal amount of the securities by resetting it to the closing indicative value of the securities on the relevant rebalancing date (which includes a deduction of the investor fee) minus the rebalancing fee and will also reset the initial index level to the closing index level on such rebalancing date.
The leveraged feature of the securities, when combined with the deductions of the investor fee and the rebalancing fee and the reset of the current principal amount, will cause the performance of the securities to differ significantly from the point-to-point performance of the Index. This feature acts to reset the leveraged exposure to the Index to approximately 2 if you purchase the securities at the close of trading on the relevant rebalancing date. It will also have the effect of deleveraging the exposure to the Index if you have purchased the securities prior to the relevant rebalancing date. As a result, even if the level of the Index were to increase after a rebalancing event and return to its level at the time of your original investment, the value of the securities would be less than your original investment.
Investor Fee and Rebalancing Fee: Any payment at maturity, upon repurchase or upon an automatic redemption event will be reduced by the investor fee and, if the securities have been rebalanced, the rebalancing fee. The investor fee accrues on a daily basis while the rebalancing fee is applied only when a rebalancing event occurs. Because the investor fee and the rebalancing fee, if applicable, will substantially reduce the amount of your return regardless of whether the Index increases or decreases, you will lose some or all of your investment at maturity, upon repurchase or upon an automatic redemption event if the level of the Index decreases or does not increase sufficiently to offset the negative effect of the investor fee, any rebalancing fee and any applicable repurchase fee.
Automatic Redemption: If an automatic redemption event occurs, the securities will be automatically redeemed on the automatic redemption date for an amount in cash per security equal to the automatic redemption value. The automatic redemption value will be determined by the calculation agent, in its sole discretion, based on the intraday indicative value calculated using a substitute reference index level (calculated by the calculation agent) rather than the intraday index level used to determine that the automatic redemption event has occurred. If an automatic redemption event occurs, the securities will be automatically redeemed and you will lose a significant portion or all of your investment in the securities.
We May Repurchase the Securities at any Time: We may, in our sole discretion, redeem the securities in whole but not in part on any trading day from, and excluding, the initial settlement date to, and including, the last exercise date, for an amount in cash per security equal to the repurchase value calculated based on the arithmetic average of the closing index levels on each of the applicable valuation dates. As a result, you may not be able to hold the securities for the time period you originally anticipated and may not be able to find an alternative investment with similar risk-return characteristics.
Repurchase at Investor's Option: If you elect to offer your securities to
Deutsche Bank for repurchase, you must offer at least 10,000 securities to
Deutsche Bank at one time on any repurchase date. If you hold less than 10,000 securities, you will not be able to cause Deutsche Bank to repurchase your securities and will have to sell your securities in the market to obtain liquidity. If you sell your securities in the market, you will have to sell your securities at prevailing market prices, which may be at a discount to the repurchase value. Furthermore, if you elect to offer your securities to
Deutsche Bank for repurchase, DBSI may charge a fee of up to 0.10% of the repurchase value for each security that is repurchased at your option.
There May Not Be an Active Trading Market in the Securities: Although the
securities are listed on NYSE Arca, a trading market for your securities may not develop, and no assurances can be given as to the continuation of any listing during the term of the securities, because we are not required to maintain any listing of the securities on NYSE Arca or any other exchange.
Liquidity Risk: We issued 45,000 securities through DBSI on the inception date.
Additional securities may be offered and sold from time to time through DBSI, acting as our agent. Also, the number of securities outstanding could be reduced at any time due to repurchases of the securities as described in this pricing supplement. Accordingly, the liquidity of the market for the securities could vary materially over the term of the securities.
Your Return May Be Affected by Factors Affecting Securities Issued by Non-U.S.
Companies: Some of the securities underlying the Index are issued by non-U.S.
companies. There is generally less publicly available information about
non-U.S. companies than about U.S. companies that are subject to the reporting standards of the Securities and Exchange Commission (the "SEC"). Furthermore,
the securities of non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular country in which the non-U.S. company is incorporated.
Currency Exchange Rate Risk: Because the Index consists of securities denominated in foreign currencies that are converted into U.S. dollars for purposes of calculating the level of the Index, holders of the securities will be exposed to currency exchange rate risk with respect of the currencies (other than the U.S. dollar) represented in the Index.
Market Risk: The market value of your securities may fluctuate between the date you purchase them and the relevant valuation date. You may also sustain a significant loss if you sell the securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the securities. We expect that generally the level of the Index will affect the market value of the securities more than any other factor.
No Interest Payments: The securities do not pay any interest.
Potential Conflicts of Interest: Deutsche Bank will serve as the calculation agent. The calculation agent will exercise its judgment in determining, among other things, the amount you will be entitled to receive for your securities at maturity, upon repurchase or upon an automatic redemption event, whether a market disruption event has occurred and whether the Index has been discontinued (and, in such a case, designating a successor index). Since these determinations by the calculation agent may affect the market value of the securities, the calculation agent may have a conflict of interest if it needs to make any such decisions.
Uncertain Tax Treatment: The U.S. federal income tax consequences of an investment in the securities are uncertain. You should review the discussion under "U.S. Federal Income Tax Consequences" in pricing supplement No. 1842 and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities.

Deutsche Bank AG has filed a registration statement (including a prospectus)
with the Securities and Exchange Commission for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that
Deutsche Bank AG has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec. gov. Alternatively, Deutsche Bank
AG, any agent or any dealer participating in this offering will arrange to send you a copy by calling toll-free 1-800-311-4409.
The securities may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption, repurchase or maturity of the securities.
The MSCI Indexes are the exclusive property of MSCI, Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Deutsche Bank AG. The financial securities referred to herein are not sponsored, endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities.
Pricing supplement No. 1842 contains a more detailed description of the limited relationship MSCI has with Deutsche Bank AG and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

           NOT FDIC INSURED [] NOT BANK GUARANTEED [] MAY LOSE VALUE
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